UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Gerald E. O’Shaughnessy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
155,511
	6.	SHARED VOTING POWER
7,153,491
	7.	SOLE DISPOSITIVE POWER
155,511
	8.	SHARED DISPOSITIVE POWER
7,153,491

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,309,002
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%
12.	TYPE OF REPORTING PERSON
IN

CUSIP No. G38327105	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS GP Investments LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
1,867,369
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
1,867,369

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,867,369
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2%
12.	TYPE OF REPORTING PERSON
PN

CUSIP No. G38327105	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS GPK Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
4,600,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
4,600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%
12.	TYPE OF REPORTING PERSON
CO

CUSIP No. G38327105	13G	Page5 of 8 Pages

1.	NAMES OF REPORTING PERSONS The Globe Resources Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
20,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
20,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.03%
12.	TYPE OF REPORTING PERSON
CO

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a).	Name of Person Filing:

This Amendment to Schedule 13G is jointly filed by Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group, Inc. is: 8301 E. 21st Street North, Suite 420, Wichita, Kansas 67206, USA.

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number:

G38327105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)  Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person. Each of the reporting entities is controlled by Gerald E. O’Shaughnessy, who indirectly has voting and dispositive power over the reported shares set forth in Item 9 on the cover sheet for each reporting person. Rows 5, 7 and 9 of the cover sheet for Gerald E. O’Shaughnessy include 89,303 shares that Mr. O’Shaughnessy received in January 2020 pursuant to the Issuer’s Value Creation Plan. In addition, Rows 6, 8 and 9 of the cover sheet for Gerald E. O’Shaughnessy include 666,122 shares that are beneficially owned by Gerald E. O´Shaughnessy through other vehicles. Voting and dispositive power will generally be exercised consistently with respect to all of the reporting entities. Therefore, the reporting entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b). As of December 31, 2019, 4,600,000 shares over which Gerald E. O’Shaughnessy has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(b)  Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the aggregate of 59,167,584 shares outstanding as of December 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Joint Filing Agreement, which is filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 13, 2019 is hereby incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: February 6, 2020

GP Investments LLP

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: February 6, 2020

GPK Holdings, LLC

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: February 6, 2020

The Globe Resources Group, Inc.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: February 6, 2020